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                              Filed by: Prudential plc
                              Pursuant to Rule 425 under the Securities Act of 1933
                              Subject Company: American General Corporation Exchange Act Commission File No: 001-07981






        Prudential plc and American General Corporation (the "Company") will be filing a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the document free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Prudential plc and the Company may be obtained free of charge by contacting Prudential plc, Laurence Pountney Hill, London, EC4R OHH, England,
Attention: Investor Relations (tel.: (44 20) 7548 3537), and the Company, 2929 Allen Parkway, Houston, Texas, 77019, Attention: Investor Relations (tel.:
(713) 522-1111). INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

        The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Company shareholders. The directors and executive officers of the Company include: J. Evans Attwell, Brady F. Carruth, W. Lipscomb Davis Jr., J. Edward Easler II, Larry D. Horner, Richard J.V. Johnson, Morris J. Kramer, Michael E. Murphy, Michael J. Poulos, Robert E. Smittcamp, Anne M. Tatlock, Robert M. Devlin, Mark S. Berg, James P. Corcoran, David W. Entrekin, Frederick W. Geissinger, John A. Graf, John V. LaGrasse, Rodney O. Martin Jr., Nicholas R. Rasmussen, Gary D. Reddick and Richard W. Scott. Collectively, as of February 28, 2001, the directors and executive officers of the Company beneficially owned approximately 2% of the outstanding shares of the Company's common stock. Shareholders may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

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The following is the transcript of a conference held in New York on March 12,
2001.


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                        AMERICAN GENERAL FINANCIAL GROUP
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                          Conference Call/Transcription


[NOTE: Use this address to locate the web recording of this presentation:

http://www.vcall.com/NASApp/VCall/EventPage?Accept=C&ID=70464&GXHC_FUNCUID=
205.228.12.41@984443039951]

- This slide explains that there will be more information in the proxy statement prospectus to go to American General [and Prudential] shareholders. Forward looking information is subject to uncertainties.

[NOTE: The following introduction is not in the slideshow presentation, but is a part of the "RealAudio" recording.]

- Thank you and good morning. My name is Rodney Martin, Senior Vice Chairman of American General, Financial Services. We are delighted to welcome you today, on a historic moment for our combined companies, Prudential and the American General Financial Group, creating what we believe you will see to be a major international force in retail financial services.

- With us here on the U.S. side, is Philip Broadley, Group CFO for Prudential. Philip, welcome. And David Doyle, Deputy Finance Director for Prudential...Finance Director for the Prudential - I'm sorry David. Welcome, David. And a familiar face to many of you, Nick Rasmussen, American General's CFO. Welcome Nick.

- We are about to queue up our video telecast. Joining us on the other side of the Atlantic, is Sir Roger Hurn, Chairman of the Prudential. Johnathan Bloomer, CEO of the combined organization, and Bob Devlin, Deputy Chairman and head of the U.S. North American operation.

-    We welcome you, and good morning. (01:33)

[NOTE: The slideshow presentation script picks up again at this point...]

- Good morning, ladies and gentlemen. My name is Roger Hurn and I am the chairman of Prudential. I'd like to thank you all for coming along this morning at such short notice on this very important day as we announce the proposed merger of Prudential and American General.

-    This is a brief overview of what we will cover this morning.

- After a short introduction from me, Jonathan Bloomer will take you through the transaction terms and strategic rationale for the deal.

- I'm delighted that Bob Devlin, Chairman and Chief Executive of American General, is here with us today, along with John Graf, Senior Vice Chairman, Asset Accumulation. Bob will
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                                   (continued)

give you a brief overview of American General and go on to describe the shape of our combined U.S. businesses.

- Jonathan will conclude with an overview of the new group and the opportunities for growth.

- This is a truly transformational deal, which catapults Prudential into the global top tier in financial services - it will create the sixth largest insurance business in the world.

- American General is one of the most highly regarded insurance companies in the United States, with a significant presence in the life, annuities and consumer lending markets.

- On a pro forma basis the combined group will have a capitalisation of Pounds Sterling 30.8Bn and total funds under management of Pounds Sterling 229Bn at the end of 2000.

- For both companies this is a very significant development in the implementation of their declared strategies. Jonathan and Bob will talk more about this shortly.

-    However, this merger is not just about scale, it is also about quality.

- The new group will be a market leader in the United States, let me say that again, the new group will be THE market leader in the United States, across the full range of retirement products, and will be excellently positioned to capitalise on the growth opportunities in what is the world's largest life insurance and retirement services market.

- The combination of our two companies will provide us with the financial strength and resources to accelerate further expansion in exciting growth markets, as we continue to see in Asia, and assuredly will see in Europe.

- One of the most exciting things for me is that it brings together 2 very strong management teams with excellent track records, who have a shared commitment to deliver shareholder value and who will work together to achieve the full benefits of the merger.

- I'm delighted to say that 6 American General representatives will be invited to join the Prudential board, reflecting the enhanced U.S. contribution to the Group.

- Bob Devlin will become deputy chairman, with responsibility for the combined U.S. operations. In addition to Bob, there will be two executive directors: John Graf and Rod Martin, each of whom has more than 20 years experience in the U.S. financial services industry, and both of whom are recognised as leaders in their field.

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                        AMERICAN GENERAL FINANCIAL GROUP
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                          Conference Call/Transcription
                                   (continued)


- The three non-executive directors of American General who will join our Board are Larry Horner, former Chairman of KPMG, Michael Poulos, retired Chairman and CEO of Western National Corporation and Anne Tatlock, Chairman and CEO of Fiduciary Trust International

- The enlarged board will have 8 executive directors and 10 non-executive directors who between them have a wealth of international business experience.

- Jonathan Bloomer as Chief Executive has a very strong executive team. Most of you will already know Michael McLintock, Mark Tucker and Philip Broadley and indeed Mark Wood, who will join us from Axa in June to run our UK and European insurance operations.

- Bob Devlin and his team have a long track record of successfully integrating acquisitions, such as Western National, U.S. Life and Franklin Life.

- Bob will join Jonathan's team to head up the enlarged U.S. business, and will also be in charge of integration.

- I have been very impressed by the quality of the work and the team spirit which both sides have demonstrated in working on this transaction. I know this augurs very well for the future of Prudential.

-    I'd like now to hand you over to Jonathan Bloomer, our chief executive.

-    Thank you, Roger and good morning.

- Since I joined Prudential we've done some very good transactions, but none as important as our merger with American General. This is an excellent transaction and one which really will transform the Prudential.

- I'm also delighted to be sharing the platform with Bob today. We've got to know each other very well over the last few months, and I have a great respect for Bob and his team's achievements.

- Let me quickly run through the transaction details before I move on to talk about the strategic fit between the two companies.

-    The transaction is an all share merger.

- The share exchange ratio reflects our mutual views of the relative appraisal values of our two companies. This has resulted in a see-through price of $49.52 per American General share,
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                          Conference Call/Transcription
                                   (continued)

     which in turn gives rise to an exchange ratio of 3.66 Prudential shares for every American General share.

- These terms represent a p/e multiple of 19.7 times American General's U.S. GAAP operating earnings.

- On completion, Prudential's shareholders will own 50.5% and American General's shareholders 49.5% of the enlarged group on a fully diluted basis.

-    We are targeting completion in the third quarter of this year.

- Prudential will be the group holding company, with our group headquarters here in London and our U.S. headquarters in New York

- Our primary listing will remain in London, and the ADSs will continue to trade in New York.

- The deal will be subject to the usual regulatory clearances, and the approval of both sets of shareholders.

- We have always said that we will only undertake a transaction if it significantly enhances shareholder value.

- And this deal does just that - it maintains the profitable new business margins and the growth potential is increased materially by the combination of complementary distribution channels and products in the U.S. market.

- On a pro forma basis, 2000 earnings on a Modified Statutory Form would have been enhanced by 12% before synergy benefits and transaction costs. Pro Forma new business would have been Pounds Sterling 1.1Bn, and that's about Pounds Sterling 630MM after tax.

- We estimate the annual cost savings of $130MM to be realised by the end of 2002 at a cost of less that one year's savings.

-    But let me talk about why it is we're doing the deal.

- You may know, and I've talked for some time, that we've been looking to increase the scale of the Group. I strongly believe that the direction that financial services is taking around the world is leading to consolidation - and it can be very uncomfortable if you're stuck in the middle ground.

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                        AMERICAN GENERAL FINANCIAL GROUP
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                          Conference Call/Transcription
                                   (continued)


- And it's not scale for its own sake. It's scale to allow for continued expansion and a faster rate of growth - and this transaction provides exactly that.

- In addition, the businesses are a great fit. We're in different sectors and channels, so we're not a mirror image of one another, but a complementary match. We've both pursued very similar strategies - and we've both been broadening out our product ranges and broadening out our distribution channels.

- There's something I've been pursuing too - it's scale in EACH of our chosen markets. The U.S. is the biggest financial services market in the world and this transaction gives us scale in that market - which, again, is something that we've been aiming to achieve for a while.

- The combined group will have the scale, financial strength and cashflow to accelerate growth not only in the United States, but particularly in the other regions of the world in which we operate.

- I know there are some concerns in the short term about the U.S. economy, but we're a long-term business, and we do like the U.S. market.

- Following this transaction, we'll have a leading position there. The transaction gives us a tremendous platform to grow our combined market share. I'd say you know very well the scale of the U.S. financial services market. And we now have a real opportunity to increase our share in this large market.

- The demographic profile also lends itself to the range of products and services the new group will offer. A quarter of the population between 45 and 65: and this baby boomers generation entering their highest net savings years. Tremendous cross-generational wealth transfer we also expect to see over the next 25 years.

- And we will offer the full range of products targeted at meeting the needs of these consumers

- Most of you - all of you - will already know American General and know it is a quality company with a premier franchise.

- And the company's record over a long period of time sets the company apart in terms of quality. Like Prudential, the company is focused and committed to delivering value over the longer term.

- It's clear that American General is a leader in the U.S. market because of the first class experience and commitment of its management team, which has proved itself over the course of time.

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                        AMERICAN GENERAL FINANCIAL GROUP
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                          Conference Call/Transcription
                                   (continued)

- Under Bob Devlin, the team has pursued a strategy of diversifying its product portfolio and expanding its distribution network to ensure consistency of earnings and growth across a variety of economic conditions.

- We've also pursued a similar strategy very successfully - albeit in different sectors of the market - at Jackson National under Bob Saltzman and his team. We have created real value for Prudential shareholders at Jackson National and we've been looking for a quality company, which would be a good fit with us and enable us to continue this growth - and I know we have found it.

- For those of you who aren't familiar with the Prudential, let me spend the next few minutes giving you an overview of our business.

- Prudential is a leading international retail financial services group, based here in the U.K. It has substantial operations in the United States through Jackson National, exposure to the high growth markets of Asia and a foundation for future growth within Europe.

- And we're a scale provider of medium and long term savings products, operating through a multi-channel, multi-brand approach, and last year we wrote about Pounds Sterling 18Bn of gross premiums.

- This slide provides you with a useful overview of the Prudential as it is today - and its leading position across markets in the U.K. and Asia, as well as Jackson's position in the United States.

- And you can see that we're an internationally diversified business, in a number of attractive markets.

-    I will move on to talk in a little more detail on each of these operations.

- A key theme over the last five years or so has been diversification. Of products - with products tailored for the customers within each of its markets; of distribution channels, with diversification away from traditional agency models; and of geography, with expansion into the fast growing markets of Asia and into Europe with its attractive long-term opportunities.

- In 2000, over half of our sales came from outside the U.K. Those results demonstrate the benefits of that strategy diversification.

- As we have grown sales, we have continued to focus on value. The increase in the group's margins reflects our focus on achieving growth in the most profitable regions.

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                        AMERICAN GENERAL FINANCIAL GROUP
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                          Conference Call/Transcription
                                   (continued)

- In the UK we have maintained margins rather than written high volumes of low margin business.

- In the United States we continue to grow the business profitably, although the market is becoming increasingly competitive.

- Margins in Asia are higher than elsewhere in the group. Our recent expansion has led to a change in product and geographical mix which led to the expected shift that we see in margins this year. They will remain high as we go forward.

- Although the contribution from Europe is small at the moment, we are applying the same objectives for value creation as elsewhere in the business.

- Turning to Jackson National - since its acquisition by the Prudential in 1986, it's focused on diversifying its product portfolio and its distribution channels, allowing it to write business whatever the economic environment.

- Jackson's record sales in 2000 are a demonstration of the benefits of that strategy. And in 2000 they continued to diversify distribution channels, adding more good quality producers. And in this climate, it retains a leading market share across a number of products.

- None of Jackson's systems are more than 5 years old, and the enhancement of their infrastructure capability which we conducted last year means that additional volume can be added at low marginal cost.

- And despite the aggressive market competition last year, Jackson maintained a leading position in individual fixed annuities without compromising profitability. And it's done this through product enhancements and a continued focus on a quality distribution.

-    Let me move to the U.K.

- Our U.K. business is a multi-brand model, which segments different customer bases. The Prudential brand we use to sell savings and pensions products directly to individuals both remotely and via corporate pensions schemes.

- Scottish Amicable, which was a company we acquired in 1997 is a long-established brand targeting individuals who prefer to buy savings products through Independent Financial Advisers.

- M&G we acquired in 1999, a top 3 manager of unit trusts with a strong brand name and sells both direct and via intermediaries.

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                        AMERICAN GENERAL FINANCIAL GROUP
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                          Conference Call/Transcription
                                   (continued)

- We continue to invest to lower the cost base, and increase the distribution efficiency of all our businesses.

- Egg, which I'll talk about in more detail shortly, is a very tangible example of innovation.

- Looking at M&G, it's the brand we use in the U.K. and Europe for fund management businesses of Prudential (PPM we use within our investment management business in the U.S. and Asia) and M&G manages more than L130 billion of funds in the U.K. and Europe.

- It has a very strong track record. In 2000, despite difficult market conditions globally, the life fund outperformed both its competitors and its strategic benchmarks, due in particular to strong relative returns from U.K. and European equities, as well as fixed income.

- M&G is unusual in having strong intermediary and Direct distribution, with 55% of its 2000 sales coming through the intermediary channel.

- With a widely predicted increase of flows into mutual funds across Europe, M&G's European expansion strategy is in place, and we have plans to enter Germany before the end of this year, and additional European markets in 2002.

- Egg was launched in 1998, and we floated it on the London Stock Exchange in June of last year. It provides customers with banking products, as well as acting as an intermediary to other financial services products.

-    Its growth has been phenomenal: -

- In 2000 there was a 70% increase in customer numbers to 1.35 million - an endorsement of its approach through the Internet, and its secure and robust systems. Today, it's got nearly 1.5 million.

- It also recorded an 84% increase in retail assets, mortgages, and loans to nearly L4 billion.

-    Revenue growth was nearly 9 times the level of cost growth.

-    And net interest margins widened.

- All of that, together with its intermediation capability, which provides 3 revenue streams, leads to our commitment to that new Internet business breaking even by the fourth quarter of this year.

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                        AMERICAN GENERAL FINANCIAL GROUP
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                          Conference Call/Transcription
                                   (continued)

- Brand awareness reached 88% - and research showed that in 2000 Egg is the most visited financial services website in the U.K.

- At the time of the flotation, Egg outlined that it also intends to break into Europe - which it plans to do in partnership with local players.

- In Europe, Prudential intends to capture a significant and profitable share of the growing European savings market, building a substantial market presence through a business model that unbundles the value chain. Our strategy has been to partner with companies in each marketplace, where we can harness strong local distribution capabilities.

- We also invested last year in our Dublin-based technology infrastructure, which supports the business across Europe as a whole, and we expect to continue that investment this year. This investment is expected to continue at similar levels this year.

- In Germany sales started of the long term care bond through our partners Signal Iduna in June of last year.

- In France we set up a branch in Paris, and sales of "Prudential Europe Vie" via the largest independent adviser network in France started in January and are going very well, now selling at a high rate already.

- None of these agreements are exclusive and Prudential continues to have discussions with other potential partners in both Germany and France, as well as planning for entry into other markets.

- Lastly, let me turn to Asia. We have significant, material and profitable growth opportunities in Asia. Our Asian operations have succeeded in breaking through formidable entry barriers to establish a pan-regional presence and platform.

- We have a clear strategy and a business model and we've developed a strong track record of delivery.

- In common with the rest of the group, our Asian business has diversified geographically, and through products and through distribution.

- Another key strength in Asia is leveraging the pan-regional strength we have in technology solutions - and we can allow our systems to get new life companies, like the ones in China and India, up and running very quickly.

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                          Conference Call/Transcription
                                   (continued)

- This is a short summary of some of the key aspects of our Asian operations. Again, the common theme of diversification.

- We've got very significant joint venture partners in Asia, which are key to our ability to grow the business.

- In Hong Kong our partner for Mandatory Pension Fund is the Bank of China - and we've had some real success in that market.

- We are rolling out a bancassurance distribution model across the region - we already have agreements in place with Standard Chartered in Hong Kong, Singapore and Malaysia, as well as an agreement in Singapore with Citibank.

- In India we have a very strong partner in ICICI, one of India's leading banks. In addition to now having the largest private sector mutual fund business with them, this partnership has entered the Indian life market.

- We also entered the Chinese life market last year: the first U.K. company to do so. And our partner in China is CITIC - with a great distribution network across the whole of China.

- With our acquisition of Orico life in Japan earlier this year, we're now well-positioned to continue to grow in that enormous market.

- Overall last year, we say growth rates of between 70 and 75% for both new business premiums and new business profits, and with the addition of new territories, we expect to continue to see substantial growth.

- Let me now hand you over to Bob Devlin, who will tell you a bit about the combined United States business.

- Thank you, Johnathan, and thank all of you for coming out fairly early and, and, particularly on such short notice. We've had a pretty full day already and looking forward to many more full days as we go out to tell what we think is this very compelling story. So.. I'm particularly pleased to have gotten to know both Roger and Jonathan over the course of the last two to three months. No question that this is a defining moment in American General's history, certainly the most defining moment since we organised the organisation in 1926. One of the things that I'm particularly pleased with are the respective management teams for both obviously American General and Prudential PLC, and we've spent quite a bit of time with our respective management teams to develop a mutual respect and understanding of our various businesses. Also, I think, in Jonathan Bloomer we have someone who represents a very in-depth and knowledgeable person about the business, has an excellent business
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                        AMERICAN GENERAL FINANCIAL GROUP
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                          Conference Call/Transcription
                                   (continued)

     acumen and really has the vision of where the global financial services company will be placed in the years to come. In fact, that's probably one of the main reasons why we have our two organizations together - because we do share these common goals and, and visions as to where we think this organization on a combined basis can be in the future. No question, that we, as a combined will be adding more shareholder value than either one of us can on an independent basis. So let me just take a few moments, since you do know American General, very well, I hope more than very well, but let me take a few moments to just frame up how American General is strengthened through a combined, not just with Prudential, but also with their U.S. property, Jackson National.

- The transaction will both re-inforce our position as the leading fixed annuity writer, and make us the leading provider of ALL annuities in the United States. We've been very close to that in the past, but this will certainly catapult us to clearly the number one position. As more and more Americans approach retirement age, we will be best positioned to help them deal with their growing concern about living too long, rather than dying too soon.

- As a result, we will rank No. 1 in total annuities, No. 5 in life insurance sales and continue our third position in consumer lending.

- And demographic data also suggests that the continued need for life insurance and asset accumulation products for protection and estate planning will continue to have rapid growth.

- The transfer of over $20 trillion of generational wealth over the next 20 years will present tremendous opportunities for growth for market leaders. We could not be better positioned to benefit from this unprecedented demographic trend.

- This transaction is about enhancing growth and this chart demonstrates the complementary nature of our respective businesses in North America.

- We have long admired Jackson National Life as a strong competitor in the annuity business where they also have been extremely successful.

- Jackson National will further strengthen our product portfolio, particularly in the areas of equity-linked annuities and non qualifying variable annuities. It will also further enhance and diversify our distribution systems to a broader customer base, most notably through relationships in the independent broker/dealer market area.

- This slide demonstrates the significant increase in scale in North America which results from this merger.

-    We will nearly double the value of new business and operating earnings.

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                                   (continued)


- The balance sheet will increase to 165 billion on a U.S. GAAP basis and achieved profits shareholders equity will approach $15.5 billion.

- Yet size alone does not ensure future success. What really matters is the quality of our relationships with our various customers. With this merger, these relationships will grow stronger as we meet a greater share of our customers' needs over their financial life cycle.

- I firmly believe that we have one of the finest management teams in the financial services industry. As head of North American Operations, I look forward to building upon our strong position in this market. I will be responsible for the integration of the U.S. businesses and will be joined by my two colleagues and partners, John Graf and Rod Martin. In fact, I'll probably be leaning on them a little bit more in the coming months than I have in the last year or so.

- John Graf heads, as you know, our asset accumulation business. He joined American General when we acquired Western National in 1998. John, as you know, is really the individual who has created the proprietary and variable annuities which has led American General to be the number one provider of fixed annuities through the bank distribution channel.

- Rod Martin who is responsible for our financial services business, has held a number of senior positions with American General since joining us in 1995 and as you know, he spent the prior 21 years with the Connecticut Mutual, where his last position there was President of the Individual Insurance Operations.

- Both of these individuals are going to be of tremendous value to our combined organization.

- I have the utmost confidence in their ability to work with Jackson's management to create a truly unique and powerful franchise in the United States market.

- As I've emphasised, this transaction is about complementary businesses and growth, but also a management team that we do expect to achieve about $130MM of expense savings. These will come through:

-    scale economies as well as

- adopting the best practices from both organizations. And I think you all know the prior track record of American General. We very much look at what the best practices are, irrespective of what that, where they are in any company as well as who are the best people. And we think certainly that will even enhance the value that we bring to this combination in the U.S. market.

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                                   (continued)


- The cost of achieving these synergies will be less than a full year annualised benefit.

- We will now be working to develop detailed integration plans, and you will be hearing more about those in the coming months.

- The synergies we will achieve will go beyond revenue opportunities and cost savings - synergies among our people are also critically important for future growth. We share with our new partner a common set of values and purpose that we believe are extraordinarily complementary to one another.

- Finally, let me tell you why we believe Prudential is our partner of choice. And I know you have heard me over the last two years, if not more, saying that American General has a dual strategy - strategy through internal growth [and] strategy through acquisition and also looking at partnering up with someone that [sic - "who"] we feel can lead American General to even greater heights.

- To us this merger is all about growth in the U.S. market. We will have enhanced product and distribution capabilities, as well as access to new products through Prudential.

- At the same time, we are taking a bold step in realising our strategic vision, and that is to become a world leader in financial services. - I see great benefits for our employees, our customers and shareholders in this combination. I am committed very much so to this merger and determined to make it a success. In fact, I feel very confident that it will be a success.

- We can all take pride in the success we have achieved so far, and now looking into the future, we have the excitement and opportunity to shape the future of our new company.

- Thanks very much. I'll be looking forward to seeing you all over the course of the next two weeks as we move into a very extensive roadshow to provide you even more information than we have [provided] today. With that, I'd like to turn it back over to Jonathan.

-    Bob, thank you very much.

-    Let me finish by looking at this again from a group perspective.

- The merged business will be a real scale player. Last year - between us - we took in more than $29Bn of new funds - that's more than $100MM every business day.

                        AMERICAN GENERAL FINANCIAL GROUP
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                          Conference Call/Transcription
                                   (continued)


- As you can see, a big piece of this, when combined, is the U.S., which is also a very profitable business, and will continue to drive for faster growth rates as we gain market share in this enormous yet still fragmented market.

- As you know, we have a very strong long-term business in the U.K., with our traditional business as well as M&G and Egg. And this means we'll continue to see growth in the U.K. going forward.

- And I've talked about growth in the future in Asia that's available to us over the next several years. And it's the scale and stability of the merged business in the United States that will allow us to continue investing and accelerating growth in these other markets around the world.

- If you look at the numbers, they reinforce the point I've just been making about the scale and the earnings potential of this new business.

- You'll notice that also we have a consistent strategy. Both the Prudential and American General have focused on values with new business margins at very similar levels across the businesses.

- As I said earlier, in Modified Statutory terms, operating profit would have been about Pounds Sterling 1.9Bn, which translates through to an EPS accretion level of about 12%.

- The financial strength of the new group is demonstrated by the pro forma achieved shareholders funds of over Pounds Sterling 16 billion and S&P ratings of AAA for Prudential and AA+ for American General.

- Finally, let me say that the combined group will follow the progressive dividend policy of the Prudential.

-    So to summarise.

-    This is a major step forward in both of our stated strategies.

-    It gives us a strong capital base;

- Scale in our chosen markets, particularly the U.S. - and the opportunity from that base to drive for growth and increasing market share in the U.S.;

-    And resources for accelerated investment and growth in Asia and Europe.

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                        AMERICAN GENERAL FINANCIAL GROUP
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                          Conference Call/Transcription
                                   (continued)


- And, critically, the management of the combined group has the experience, vision and ambition to implement and deliver this merger and the faster growth for the benefit of both sets of shareholders.

- Thank you very much for listening to this stage of the presentation, and we'll be happy to take questions.